                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ELECTROPURE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     286133
                                 (CUSIP Number)

                               Catherine Patterson
                                Electropure, Inc.
                            23456 South Pointe Drive
                             Laguna Hills, CA 92653
                                 (949) 770-9347
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1999
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              13D - AMENDMENT NO. 6

CUSIP NO. 286133                                               PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ANTHONY M. FRANK

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
               PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
     CALIFORNIA, USA

--------------------------------------------------------------------------------
        NUMBER OF          7       SOLE VOTING POWER
         SHARES                             3,479,742
                       ---------------------------------------------------------
      BENEFICIALLY         8       SHARED VOTING POWER
        OWNED BY                            NONE
                       ---------------------------------------------------------
          EACH             9       SOLE DISPOSITIVE POWER
        REPORTING                           3,479,742
                       ---------------------------------------------------------
         PERSON            10      SHARED DISPOSITIVE POWER
          WITH                              NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,479,742, INCLUDING 1,000,000 SHARES OF SERIES B
               CONVERTIBLE PREFERRED STOCK

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               27.4% OF THE COMMON STOCK
               100% OF THE SERIES B CONVERTIBLE PREFERRED STOCK
               39.9% OF VOTING POWER
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
               IN - 3,399,742
               EP - 80,000

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               PAGE 3 OF 7 PAGES


This Amendment No. 6 amends, in relevant part as follows, the Schedule 13D, filed June 30, 1998, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common Stock") of Electropure, Inc., a California corporation.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Anthony M. Frank

         (b)      320 Meadowood Court, Pleasant Hill, CA  94523

         (c)      Retired - former Postmaster General

         (d)      Not applicable

         (e)      Not applicable

         (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The $1,000,000 utilized to purchase shares of Electropure, Inc. Series B Convertible Preferred Stock, as described below, were from Mr. Frank's personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On January 15, 1999, Mr. Frank purchased 1,000,000 shares of Electropure, Inc. Series B Convertible Preferred Stock, $1 par value, from Electropure, Inc. and paid therefor the sum of $1 million. Each share of Series B Stock carries four (4) votes per share and is convertible into the Common Stock of Electropure, Inc., on a share-for-share basis, at any time at the option of Mr. Frank. Such Series B Stock shall automatically convert into Common Stock if either of the following events occur:

         (1) Electropure shall make a public offering of any of its securities under the terms of an Underwriting Agreement with a securities dealer or underwriter; or

         (2) Electropure's securities shall be admitted for listing on a national securities exchange market system or the NASDAQ System where its Common Stock may then be traded.

                                                               PAGE 4 OF 7 PAGES


         Mr. Frank may in the future acquire, hold and dispose of shares of Common Stock or warrants or options for such Common Stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

         Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

         (a) The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of Electropure;

         (f) Any other material change in Electropure's business or corporate structure;

         (g) Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

         (h) Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)      Mr. Frank owns the following shares of Electropure:

                  2,479,742 shares of Common Stock with one vote per share(1). 1,000,000 shares of Series B Convertible Preferred Stock with four votes per share.

--------

(1) Includes warrants for 300,000 shares of Common Stock exercisable at $2.25 per share and 50,000 shares exercisable at $1.25 per share.

                                                               PAGE 5 OF 7 PAGES


                  Mr. Frank owns beneficially 27.4% of the Common Stock (25.7% if all of the warrants described below are exercised) and 100% of the Series B Convertible Preferred Stock of Electropure. Mr. Frank owns 39.9% of the voting power of all classes of stock of Electropure.

         (b) Mr. Frank has the sole voting and dispositive power over the shares he owns.

         (c) Since June 26, 1998, Mr. Frank has entered into the following transactions with regard to Electropure's Common Stock:

                  On January 15, 1999, Mr. Frank purchased 1,000,000 shares of Electropure, Inc. Series B Convertible Preferred Stock from the Company for $1.00 per share.

                  The following Warrants are currently exercisable by Mr. Frank:

                      DATE GRANTED      PURCHASE PRICE      NO. OF SHARES
                      ------------      --------------      -------------
                        12/17/92            $ 1.25             50,000
                        02/22/96            $ 2.25             300,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's Common Stock at $1.25 per share. Additionally, Mr. Frank has the right, until February 22, 2001 to purchase 300,000 shares of Common Stock at $2.25 per share.

         Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common Stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

ITEM 7.  EXHIBITS

         10.10.A  Subscription Agreement, December 6, 1989 *

         10.10.B  Subscription Agreement, October 10, 1990 *

         10.10.C  Subscription Agreement, March 1, 1991 *

         10.10.D  Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

         10.10.E  Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *

         10.10.F  Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *

                                                               PAGE 6 OF 7 PAGES


         10.10.G  Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *

         10.10.H  Warrants for 3,125 shares (Warrant No. 332 - 08/06/92)  *

         10.10.I  Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *

         10.10.J  Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *

         10.10.K  Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *

         10.10.L  Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **

         10.10.M  Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **

         10.10.N  Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **

         10.10.O  Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **

         10.10.P  Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **

         10.10.Q  Stock Right Agreement No. E-1034 **

         10.10.R  10% Two-Year Convertible Term Note - 12/31/96 **

         10.10.S  10% Two-Year Convertible Term Note - 02/25/97 **

         10.10.T  10% Two-Year Convertible Term Note - 04/10/97 **

         10.10.U  10% Two-Year Convertible Term Note - 01/26/98 ****

         10.10.V  10% Two-Year Convertible Term Note - 02/04/98
                  (face sheet only) ****

         10.47.8  License Termination Agreement dated August 14, 1997 (effective
                  08/05/97)  ***

         10.10.W  Stock Purchase Agreement - 01/15/99

---------------

* Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.

** Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.

*** Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.

**** Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1998.

                                                               PAGE 7 OF 7 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

Dated:            February 3, 1999


                                                      /S/ ANTHONY M. FRANK
                                                  ------------------------------
                                                        Anthony M. Frank

                                AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D

                                ANTHONY M. FRANK
                           (Name of Reporting Person)


                               INDEX TO EXHIBITS

                                                                                  Page
                                                                              Sequentially
                                                                                Numbered
                                                                                --------
         10.10.W  Stock Purchase Agreement - 01/15/99